Exhibit 99.1

PRESS RELEASE

Cascades inc.
404, Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) Canada J0A 1B0
Telephone: (819) 363-5100 Fax: (819) 363-5155
www.cascades.com

FOR IMMEDIATE DISTRIBUTION

Cascades Fine Papers Group Inc. Settles Canadian Competition Investigation

Kingsey Falls (Québec), January 9, 2006 – Cascades Fine Papers Group Inc., a subsidiary of Cascades Inc., (CAS-TSX) entered a guilty plea in Ontario Superior Court today in relation to sales in Ontario and Québec of carbonless sheet paper by its paper merchant business, Cascades Resources. Pursuant to the plea, Cascades Fine Papers Group Inc. has agreed to pay a total of 12.5 million Canadian dollars, payable in instalments over a period of six and a half years.

As a result, the Canadian Commissioner of Competition has now concluded her criminal investigation into the business activities of Cascades Fine Papers Group Inc. and its employees. Cascades Fine Papers Group Inc. has decided to choose this solution to avoid potentially lengthy and costly litigation. Going forward and in conjunction with the existing employee Code of Ethics’ training program, Cascades Fine Papers Group Inc. will pursue additional steps to reinforce compliance with the Competition Act, including the implementation and monitoring of an improved competition compliance program.

Information : Mr. Hubert Bolduc Vice-President of Communications and Public Affairs Cascades Inc. (514) 912-3790	Mr. Robert F. Hall Vice-President, Legal Affairs and Corporate Secretary Cascades Inc. (818) 363-5130